UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number: 001-34988

SKY-MOBI LIMITED

10/F, Building B, United Mansion

No. 2, Zijinghua Road, Hangzhou

Zhejiang 310013

People’s Republic of China

(86-571) 8777-0978

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKY-MOBI LIMITED

By:	/s/ John Bi
Name:	John Bi
Title:	Chief Financial Officer

Date: August 19, 2014

EXHIBIT INDEX

Page

Exhibit 99.1 – Press Release	4

Exhibit 99.1

Sky-mobi Limited Announces Unaudited Financial Results

for the Second Quarter 2014

HANGZHOU, China, August 18, 2014 – Sky-mobi Limited (“Sky-mobi” or the “Company”) (NASDAQ: “MOBI”), a leading mobile application platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2014.

Second Quarter 2014 Highlights

•	Total revenues increased 32.4% quarter-over-quarter to RMB170.2 million (US$27.4 million) from RMB128.6 million.

•	Revenues from smartphone business increased 51.3% quarter-over-quarter to RMB132.5 million (US$21.4 million), or 77.8% of total revenues, from RMB87.5 million, or 68.1% of total revenues.

•	Net profit increased 1268.7% quarter-over-quarter to RMB63.4 million (US$10.2 million) from RMB4.6 million.

•	Non-IFRS net profit[1] increased 644.2% quarter-over-quarter to RMB66.1 million (US$10.7 million) from RMB8.9 million.

•	Basic and diluted earnings per common share (“EPS”) were RMB0.26 (US$0.04) and RMB0.26 (US$0.04), respectively, which represents the equivalent of RMB2.12 (US$0.34) and RMB2.11 (US$0.34) per ADS[2], respectively.

•	Non-IFRS basic and diluted earnings per common share were RMB0.28 (US$0.04) and RMB0.27 (US$0.04), respectively, which represents the equivalent of RMB2.21 (US$0.36) RMB2.20 (US$0.35) per ADS, respectively.

Michael Tao Song, Chairman and Chief Executive Officer of Sky-mobi, stated, “We are excited with our robust second quarter financial and operational results, primarily due to the strong growth momentum of our smartphone business and further expansion into mobile game distribution. Driven by deep collaboration with telecom operators, we have expanded our offline presence to over 40,000 telecom stores nationwide. In addition, we continue to diversify our mobile content offering and selection of light casual games available on the Maopao platform. During the second quarter of 2014, we successfully extended our third-party game distribution channels to more than 100 partners, including Tencent, Baidu/91, Xiaomi and Qihoo 360. As affordable smartphones continue to be the fastest growing smartphone segment both in China and globally, we believe our strategic partnerships with handset manufacturers and telecom operators as well as third-party mobile game distribution channels will further entrench Sky-mobi in the ever accelerating mobile universe with a unique offline platform and the most innovative and diversified light casual games distribution platform.”

[1]	An explanation of the Company’s non-IFRS financial measures is included in the section entitled “Use of Non-GAAP Financial Measures” below, and the related reconciliations to IFRS financial measures are presented in the accompanying “Unaudited reconciliations of non-IFRS financial measures to comparable IFRS financial measures”.
[2]	American Depositary Shares (“ADSs”) are traded on the NASDAQ Global Market, each of which represents eight common shares of the Company.

Mr. Song continued, “As we continue to expand our international footprint, we have selected several games developed in China to be localized and distributed in Singapore, Malaysia, Thailand and Vietnam. By entering into direct partnerships with major local telecom operators to facilitate game distribution and monetization, we are able to create win-win situations for both the telecom operators and Sky-mobi. We are confident that our well-designed strategic initiatives and the growing demand from grassroots smartphone users in these markets will enable us to continue to drive long-term value for our shareholders.”

John Bi, Chief Financial Officer of Sky-mobi, commented, “We are very proud to report the strong growth in our smartphone business and a sequential increase in total revenues that exceeded the high end of our prior guidance. By adding 450,000 new users per day on average, our smartphone business reached a historical high of RMB132.5 million in revenues, representing 77.8% of total revenues. The biggest contributor in revenue growth during the period was single player mobile games, which reached RMB93.1 million and an ARPU3 of RMB 8.8, accounting for 70.3% of our total smartphone revenues. In addition, we continued to strengthen our cost controls and effectively manage operational expenses, as reflected in the significant improvement in operating margin. Beginning this quarter, we will present revenue breakdown by mobile gaming types, to better reflect our focus on mobile gaming as well as provide more key operational metrics for improved transparency of our business model. Going forward, we aim to continue to grow our business intelligently and profitably and provide our shareholders long term value.”

Second Quarter 2014 Financial Results

Total Revenues

Total revenues increased 32.4% quarter-over-quarter to RMB170.2 million (US$27.4 million), from RMB128.6 million in first quarter 2014 and an increase of 35.9% from RMB125.2 million in the prior year period.

[3]	“ARPU” stands for average revenue per paying user.

Revenues from the smartphone business increased 51.3% quarter-over-quarter to RMB132.5 million (US$21.4 million), from RMB87.5 million in first quarter 2014, and represented 77.8% of the Company’s total revenues in second quarter 2014. The sequential increase was mainly attributable to the Company’s strong growth in publishing single-player games and multiplayer games on the Maopao smartphone platform as well as through third-party distribution channels.

Smartphone revenues can be further broken down into three categories: “revenues from single-player games”, “revenues from multiplayer games” and “advertising revenues”. Revenues from single-player games increased 63.3% quarter-over-quarter to RMB93.1 million (US$15.0 million), from RMB57.0 million in first quarter 2014. ARPU for single-player games was RMB8.8. Revenues from multiplayer games increased 27.2% quarter-over-quarter to RMB26.1 million (US$4.2 million), from RMB20.5 million in first quarter 2014. ARPU for multiplayer games was RMB161.4. Advertising revenues increased 32.1% quarter-over-quarter to RMB13.2 million (US$2.1 million), from RMB10.0 million in first quarter 2014.

Cost of Revenues and Gross Profit

Total cost of revenues was RMB127.1 million (US$20.5 million), an increase of 32.4% from RMB96.0 million in first quarter 2014 and an increase of 39.8% from RMB91.0 million in the prior year period.

The discussion and analysis below focuses on non-IFRS cost of revenues, which the Company believes more accurately reflects the Company’s operating performance than the IFRS cost of revenues.

Total non-IFRS cost of revenues was RMB127.0 million (US$20.5 million), an increase of 32.7% from RMB95.8 million in first quarter 2014 and an increase of 39.7% from RMB90.9 million in the prior year period.

Non-IFRS cost associated with payments to industry participants was RMB120.2 million (US$19.4 million), an increase of 34.8% from RMB89.2 million in first quarter 2014 and an increase of 44.3% from RMB83.3 million in the prior year period. The increase was primarily due to the increased channel cost, which was largely in line with the increase in revenues, and the increased content provider costs due to the higher revenue sharing with smartphone content providers.

Non-IFRS direct cost was RMB6.8 million (US$1.1 million), an increase of 3.8% from RMB6.6 million in first quarter 2014 and a decrease of 10.6% from RMB7.6 million in the prior year period. Non-IFRS direct cost included salaries and benefits, depreciation, office expenses and utilities directly related to the operation of Maopao application stores for smartphones and feature phones. The year-over-year decrease in Non-IFRS direct cost was attributed to the Company’s initiatives to focus on the smartphone market.

Non-IFRS gross profit increased 31.6% quarter-over-quarter to RMB43.2 million (US$7.0 million), compared to non-IFRS gross profit of RMB32.8 million in first quarter 2014 and RMB34.3 million the prior year period. Non-IFRS gross margin was 25.4%, compared to 25.5% in first quarter 2014 and 27.4% in the prior year period. This year-over-year decrease was principally due to the general decline of the Company’s feature phone business.

Operating Expenses and Profit (Loss) from Operations

Total operating expenses, primarily consisting of employee salaries and benefits, training expenses, travel, entertainment and office related expenses, were RMB35.3 million (US$5.7 million), an increase of 10.9% from RMB31.8 in first quarter 2014 and a decrease of 7.3% from RMB38.1 million in the prior year period.

Total non-IFRS operating expenses were RMB32.6 million (US$5.3 million), an increase of 17.4% from RMB27.8 million in first quarter 2014 and an increase of 5.3% from RMB31.0 million in the prior year period. The increase was mainly due to the increased marketing and promotion expense to promote our platform and products.

Profit from operations increased significantly to RMB7.8 million (US$1.3 million), from RMB0.8 million in first quarter 2014 and a loss from operations of RMB3.8 million in the prior year period.

Non-IFRS profit from operations increased 110.7% to RMB10.5 million (US$1.7 million), from RMB5.0 million in first quarter 2014 and non-IFRS profit from operations of RMB3.3 million in the prior year period.

Net Profit

Net profit increased 1268.7% quarter-over-quarter to RMB63.4 million (US$10.2 million) from RMB4.6 million in first quarter 2014. Basic and diluted EPS was RMB0.26 (US$0.04) and RMB0.26 (US$0.04), respectively, which represents the equivalent of RMB2.12 (US$0.34) and RMB2.11 (US$0.34) per ADS, respectively.

Non-IFRS net profit increased 644.2% quarter-over-quarter to RMB66.1 million (US$10.7 million) from RMB8.9 million. Non-IFRS basic and diluted earnings per common share were RMB0.28 (US$0.04) and RMB0.27 (US$0.04), respectively, which represents the equivalent of RMB2.21 (US$0.36) RMB2.20 (US$0.35) per ADS, respectively.

The weighted average number of ADSs used to calculate basic and diluted earnings per ADS for second quarter 2014 was 29,631,757 and 29,788,088, respectively.

Common Shares

Sky-mobi had approximately 239.6 million common shares outstanding as of June 30, 2014, or the equivalent of approximately 30.0 million ADSs outstanding.

Other Operating Data

	For the three months ended
In ‘000	March 31, 2014	Jun 30, 2014
Maopao Platform[4]
Average DNU[5]	414	450
Average MAU[6]	25,000	30,000

Game Distribution

Paying ratio[7]	10.2%	11.9%

Single-player games
Average MPU[8]	2,514	3,513
Average ARPU (RMB)	7.6	8.8

Multiplayer games
Average MPU	41	54
Average ARPU (RMB)	158.2	161.4

[4]	“Maopao Platform” refers to Sky-mobi’s Maopao-branded smartphone products and services, including but not limited to Maopao App Store, Maopao Game Center, Maopao Community, Maopao Browser, Maopao Assistant, and Maopao Desktop.
[5]	“DNU” stands for daily new users, adjusted to eliminate double-counting of the same user. When calculating the number of users, Sky-mobi considers an individual that uses Maopao products or services on one handset and with one SIM card as one user. By this calculation method, an individual who uses Maopao products on one handset with two different SIM cards, or on two different handsets with one SIM card would be counted as two individual users.
[6]	“MAU” stands for monthly active users. It refers to the number of users that visit Maopao Platform in a particular month, adjusted to eliminate double-counting of the same user. Average MAUs for a particular period is the average of the MAU during that period.
[7]	“Paying ratio” equals to average MPU divided by average MAU for a particular period.
[8]	“MPU” stands for monthly paying user. It represents the number of users that have purchased in-app virtual items or other contents in a particular month, adjusted to eliminate double-counting of the same user. Average MPU for a particular period is the average of the MPU during that period.

Business Outlook

For the third quarter ending September 30, 2014, Sky-mobi expects its total revenues to be in the range of RMB 200 million to RMB 210 million.

The above represents Sky-mobi’s current projections, which are subject to change.

Conference Call and Webcast

The Company will hold a conference call on Monday, August 18, 2014 at 8:00 am Eastern Time, or 8:00 pm Beijing Time to discuss the financial results. Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3051-2745
Conference ID:	#82904001

The replay will be accessible through August 25, 2014 by dialing the following numbers:

United States Toll Free:	+1- 855-452-5696
International:	+61-2-9003-4211
Conference ID:	#82904001

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.sky-mobi.com

About Non-IFRS Financial Measures

To supplement its consolidated financial statements prepared in accordance with International Financial Reporting Standards, or IFRS, Sky-mobi uses several non-IFRS financial measures defined below. The Company believes management and investors benefit from non-IFRS financial measures in assessing the Company’s performance and prospects. Specifically, the Company believes that non-IFRS financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of the Company’s operating performance.

The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with IFRS. A limitation of using non-IFRS cost of revenues, gross profit, operating expenses, profit from operations, net profit and net profit per share is that these non-IFRS measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense. Management provides specific information regarding the IFRS amounts excluded from each non-IFRS measure. For more information on these non-IFRS financial measures, please see the tables containing reconciliations of non-IFRS financial measures to comparable IFRS measures in this release.

Definitions of Non-IFRS Measures

Non-IFRS cost of revenues is defined as cost of revenues excluding share-based compensation expenses.

Non-IFRS gross profit is defined as revenues less non-IFRS cost of revenues.

Non-IFRS operating expenses are defined as operating expenses excluding share-based compensation expenses.

Non-IFRS profit (loss) from operations is defined as Non-IFRS gross profit less non-IFRS operating expenses.

Non-IFRS net profit is defined as non-IFRS profit from operations plus/minus other gains or losses, impairment loss on investments in associates, share of results of associates and gain on disposal of an associate, less income tax.

Non-IFRS basic and diluted earnings per common share/ADS are defined as non-IFRS net profit attributable to owners of the Company divided by weighted average outstanding shares/ADSs during the period.

Exchange Rate

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2036 to US$1.00, the exchange rate at June 30, 2014 as set forth in the H.10 statistical release of the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “may,” “will,” ‘‘believes,’’ ‘‘expects,’’ ‘‘anticipates,’’ ‘‘intends,’’ ‘‘estimates,’’ “plans,” “continues” or other similar expressions, the negative of these terms, or other comparable terminology. Such statements, including statements relating to the Company’s business outlook, are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and its industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Sky-mobi Limited

Sky-mobi Limited is a leading mobile application platform in China. The Company works with handset companies to pre-install its Maopao App Store and other Maopao applications on handsets and with content providers to provide users with applications and content titles. Users of Maopao App Store can browse, download and enjoy a range of applications and content, such as single-player games, mobile music and books on various mobile handsets with different hardware and operating system configurations. The Company’s mobile social network community in China, the Maopao Community, offers mobile social games as well as applications and content with social networking functions to its registered users. The Company is based in Hangzhou, China. For more information, please visit: www.sky-mobi.com.

Investor Relations Contact:

Sky-mobi Limited

Mr. John Bi, Chief Financial Officer

Phone: + (86) 571-8777 0978 (Hangzhou, China)

Email: investor.relations@sky-mobi.com

ICR, Inc.

Ms. Chenjiazi Zhong

Phone: + (1) (646) -915-1615 (US)

Email: investor.relations@sky-mobi.com

Source: Sky-mobi

FINANCIAL TABLES FOLLOW

Sky-mobi Limited

Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Income (IFRS)

	For the three months ended				For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
In thousands	2013	2014	2014	2014	2014	2014	2014
(Except for share and per share data)	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
Revenues	125,217	128,564	170,220	27,439	286,222	298,784	48,163
Cost of revenues	(90,970)	(96,006)	(127,140)	(20,495)	(191,588)	(223,146)	(35,970)

Gross profit	34,247	32,558	43,080	6,944	94,634	75,638	12,193

Research and development expenses	(11,788)	(9,119)	(9,035)	(1,456)	(17,837)	(18,154)	(2,926)
Sales and marketing expenses	(10,764)	(9,994)	(10,192)	(1,643)	(19,948)	(20,186)	(3,254)
General and administrative expenses	(15,464)	(14,492)	(17,064)	(2,751)	(32,731)	(31,556)	(5,087)
Other income and expense	(39)	1,799	1,017	164	1,784	2,816	454

Total operating expenses	(38,055)	(31,806)	(35,274)	(5,686)	(68,732)	(67,080)	(10,813)

(Loss) profit from operations	(3,808)	752	7,806	1,258	25,902	8,558	1,380

Other gains and losses	2,845	5,910	5,319	857	6,541	11,229	1,810
Impairment loss on investments in associates	—	—	(765)	(123)	(1,367)	(765)	(123)
Share of results of associates	1,456	(962)	(288)	(46)	1,950	(1,250)	(201)
Gain on disposal of an associate	—	—	56,351	9,084	—	56,351	9,084

Profit before tax	493	5,700	68,423	11,030	33,026	74,123	11,950
Income tax expenses	(824)	(1,071)	(5,067)	(817)	(3,166)	(6,138)	(989)

(Loss) profit for the period	(331)	4,629	63,356	10,213	29,860	67,985	10,961

Total comprehensive (loss) profit for the period	(331)	4,629	63,356	10,213	29,860	67,985	10,961

(Loss) profit and total comprehensive (loss) income attributable to:
- Owners of the Company	(454)	4,765	63,667	10,263	29,778	68,432	11,033
- Non-controlling interests	123	(136)	(311)	(50)	82	(447)	(72)

	(331)	4,629	63,356	10,213	29,860	67,985	10,961

Earnings per common share
Basic	(0.00)	0.02	0.26	0.04	0.12	0.29	0.05
Diluted	(0.00)	0.02	0.26	0.04	0.12	0.28	0.05

Weight average number of ADS
Basic	30,275,080	29,392,071	29,631,757		31,457,954	29,512,576
Diluted	30,275,080	29,656,888	29,788,088		31,457,954	29,721,468

Weight average number of shares
Basic	242,200,638	235,136,572	237,054,058		251,663,630	236,100,612
Diluted	242,200,638	237,255,104	238,304,704		251,663,630	237,771,740

Unaudited Reconciliations of non-IFRS financial measures

to comparable IFRS financial measures

	For the three months ended				For the six months ended
In thousands	June 30, 2013	March 31, 2014	June 30, 2014	June 30, 2014	June 30, 2014	June 30, 2014	June 30, 2014
(Except for share and per share data)	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
IFRS cost of revenues	(90,970)	(96,006)	(127,140)	(20,495)	(191,588)	(223,146)	(35,970)
Less: share-based compensation expenses	43	243	98	16	255	341	55

Non-IFRS cost of revenues	(90,927)	(95,763)	(127,042)	(20,479)	(191,333)	(222,805)	(35,915)

IFRS gross profit	34,247	32,558	43,080	6,944	94,634	75,638	12,193
Add: share-based compensation expenses	43	243	98	16	255	341	55

Non-IFRS gross profit	34,290	32,801	43,178	6,960	94,889	75,979	12,248

Total IFRS operating expenses	(38,055)	(31,806)	(35,274)	(5,686)	(68,732)	(67,080)	(10,813)
Less: share-based compensation expenses	7,048	4,008	2,635	425	10,529	6,643	1,071

Total non-IFRS operating expenses	(31,007)	(27,798)	(32,639)	(5,261)	(58,203)	(60,437)	(9,742)

IFRS (loss) profit from operations	(3,808)	752	7,806	1,258	25,902	8,558	1,380
Add: share-based compensation expenses	7,091	4,251	2,733	441	10,784	6,984	1,126

Non-IFRS profit from operations	3,283	5,003	10,539	1,699	36,686	15,542	2,506

IFRS net (loss) profit for the period	(331)	4,629	63,356	10,213	29,860	67,985	10,961
Add: share-based compensation expenses	7,091	4,251	2,733	441	10,784	6,984	1,126

Non-IFRS net profit for the period	6,760	8,880	66,089	10,654	40,644	74,969	12,087

Non-IFRS earnings per common share
Basic	0.02	0.04	0.28	0.04	0.16	0.31	0.05
Diluted	0.02	0.04	0.27	0.04	0.16	0.31	0.05

Weight average number of shares
Basic	242,200,638	235,136,572	237,054,058			251,663,630	236,100,612
Diluted	242,200,638	237,255,104	238,304,704			251,663,630	237,771,740

Sky-mobi Limited

Unaudited Consolidated Statements of Financial Position (IFRS)

	As of	As of
	March 31,	June 30,	June 30,
	2014	2014
In thousands	(RMB)	(RMB)	(US$)
ASSETS
Current assets
Cash and cash equivalents	79,057	39,203	6,319
Term deposits	295,804	415,369	66,956
Short-term investment	52,569	—	—
Investment at fair value through profit or loss	166,073	185,682	29,931
Trade and other receivables	95,499	144,241	23,251
Amounts due from related parties	160	2,662	429

Total current assets	689,162	787,157	126,886

Non-current assets
Property and equipment	7,605	8,709	1,404
Investments in associates	41,339	43,797	7,060
Investments in funds	6,150	34,177	5,510
Available-for-sale investments	100	—	—
Non-current assets held for sale	35,274	—	—
Prepayment for investment	675	2,050	330
Other non-current assets	3,380	3,029	488
Deferred tax assets	1,968	1,968	317

Total non-current assets	96,491	93,730	15,109

Total assets	785,653	880,887	141,995

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	153,474	172,776	27,851
Income tax liabilities	10,699	10,162	1,638
Amounts due to related parties	11,201	18,146	2,925
Deferred revenue	6,350	13,058	2,105

Total current liabilities	181,724	214,142	34,519

Total liabilities	181,724	214,142	34,519

Equity
Share capital	86	87	14
Share premium	637,451	636,285	102,567
Reserves	155,326	157,417	25,375
Treasury stock	(1)	(1)	(0)
Deficit	(192,644)	(131,098)	(21,133)

Equity attributable to owners of the Company	600,218	662,690	106,823
Non-controlling interests	3,711	4,055	653

Total equity	603,929	666,745	107,476

Total equity and liabilities	785,653	880,887	141,995